UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KWESST Micro Systems Inc.

(Name of Issuer)

Common shares, no par value per share

(Title of Class of Securities)

501506604

(CUSIP Number)

August 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501506604

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	829,394
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	829,394
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	829,394 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	501506604

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	829,394
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	829,394
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	829,394 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	501506604

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	829,394
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	829,394
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	829,394 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

KWESST Micro Systems Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

155 Terence Matthews Crescent, Unit #1

Ottawa, Ontario, Canada K2M 2A8

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common shares, no par value per share, of the Issuer (the “Common Shares”).

(e) CUSIP Number

501506604

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on August 9, 2024 (the “SPA”) (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on August 12, 2024), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,160,000 Common Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such Common Shares in the aggregate represent beneficial ownership of approximately 9.5% of the Common Shares, based on (1) 11,076,742 Common Shares outstanding as of August 9, 2024 as reported by the Issuer, plus (2) 1,160,000 Common Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 1,160,000 Common Shares issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 1”) because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares and (II) 12,100 Common Shares issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,332,100 Common Shares.

(ii) As of the close of business on August 16, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 829,394 Common Shares, which consisted of (i) 12,100 Common Shares issuable upon exercise of Intracoastal Warrant 2 and (ii) 817,294 Common Shares issuable upon exercise of Intracoastal Warrant 1, and all such Common Shares in the aggregate represent beneficial ownership of approximately 4.99% of the Common Shares, based on (1) 11,076,742 Common Shares outstanding as of August 9, 2024 as reported by the Issuer, plus (2) 4,715,000 Common Shares issued at the closing of the transaction contemplated by the SPA, (3) 12,100 Common Shares issued to Intracoastal upon exercise of Intracoastal Warrant 2 and (4) 817,294 Common Shares issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes 342,706 Common Shares issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,172,100 Common Shares.

(c) Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 829,394 .

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 829,394 .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2024

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager